As filed with the Securities and Exchange Commission on September 10, 2010
Investment Company Act File No. 811-21814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PNC ABSOLUTE RETURN MASTER FUND LLC
(Name of Subject Company (Issuer))
PNC ABSOLUTE RETURN MASTER FUND LLC
(Name of Filing Person(s) (Issuer))
LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Daniel O. Hirsch, Esq.
PNC Legal Department
1600 Market Street, 28th Floor
Philadelphia, PA 19103
(215) 585-5082
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
With a copy to:
John Loder, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624
(617) 951-7405
September 10, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: $1,100,000 (a)	Amount of Filing Fee: $78.43 (b)
(a)	Calculated as the aggregate maximum purchase price to be paid for Interests in the offer.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
     The Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a) (1) (i) is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The name of the issuer is PNC Absolute Return Master Fund LLC (the “Master Fund”), a closed-end investment company organized as a Delaware limited liability company and registered under the Investment Company Act of 1940, as amended. The Master Fund is a “master” fund in a master-feeder structure, and the feeder funds invest substantially all their assets in the Master Fund. All portfolio investments are made at the Master Fund level. One of the Master Fund’s feeder funds, PNC Absolute Return Fund LLC, a registered closed-end investment company (the “Taxable Feeder Fund”), consists of a fund that was the predecessor of the Master Fund and which transferred its assets to the Master Fund. The Taxable Feeder Fund and the PNC Absolute Return TEDI Fund LLC, a registered closed-end investment company (the “Tax-Exempt Feeder Fund”), (collectively the “Feeder Funds”) are simultaneously making a concurrent tender for their own interests. The Feeder Funds cannot make a repurchase offer larger than the repurchase offer made by the Master Fund. The principal executive offices of the Master Fund are located at Two Hopkins Plaza, Baltimore Maryland 21201 and the telephone number is (800) 239-0418.
     (b) The title of the securities being sought is limited liability company interests (“Interests”). As of July 31, 2010, there were approximately $27,015,368.92 of Interests issued and outstanding.
     (c) There is no secondary trading market for the Interests, which may only be sold to certain qualified investors.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) The Master Fund is tendering for its own Interests. The Master Fund will repurchase Interests equivalent in value to the value of the interests in the Feeder Funds tendered to the Feeder Funds by its members. The information required by this Item is set forth in Item 2(a) above. The Feeder Funds concurrently filed a Schedule TO with the Securities and Exchange Commission on September 10, 2010.
ITEM 4. TERMS OF THE TRANSACTION
     (a) (1) (i) The Master Fund is seeking tenders for Interests having up to $1.1 million at a price equal to the net asset value as of December 31, 2010 (the “Offer”).
          (ii) For each Interest tendered, the security holder will receive a cash amount equal to the net asset value per Interest (the “NAV”) calculated as of December 31, 2010, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2010 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a) (1) (i) and Exhibit (a) (1) (ii), respectively. The Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.
          (iii) The Offer is scheduled to expire on October 8, 2010, unless extended. The Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchases are incorporated herein by reference.
          (iv) Not applicable.
          (v) The Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
          (vi) Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
          (vii) The Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.
          (viii) Section 4 “Procedure for Tenders” of the Offer to Purchase is incorporated herein by reference.
          (ix) The Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.
          (x) Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.
          (xi) Not applicable.
          (xii) Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.
          (2) Not applicable.
     (b) None.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Master Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Master

Fund or the Feeder Funds or any of the Master Fund’s or the Feeder Funds’ executive officers or directors, any person controlling the Master Fund or the Feeder Funds, or any executive officer or director of any corporation ultimately in control of the Master Fund or the Feeder Funds and any person with respect to any securities of the Master Fund or the Feeder Funds (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). However, the LLC Agreement provides that the Master Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Master Fund has not been purchased within a period of two years of the request.
ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.
     (a) and (b) Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
     (c) Section 8 “Certain Information About the Master Fund” of the Offer to Purchase is incorporated herein by reference. The Master Fund is engaged in a private offering, from time to time, of its Interests. The Master Fund is a “master” fund in which the Feeder Funds invest all their respective assets. The Feeder Funds have the same investment objective as the Master Fund. All investments are made at the Master Fund level. This structure is sometimes called a “master/feeder” structure.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) (b) and (d) Section 6 “Purchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.
     (a) None.
     (b) Section 8 “Certain Information About the Master Fund” of the Offer to Purchase is incorporated herein by reference. Except as set forth herein and in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Master Fund, any executive officer or manager of the Master Fund, any person controlling the Master Fund, any executive officer or director of any corporation ultimately in control of the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the private offering of its Interests, the Master Fund has issued $100,000 in aggregate amount of Interests to the Feeder Funds. The Master Fund issues Interests to the Feeder Funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4 (2) of the Securities Act of 1933 in amounts equal to the aggregate value of Interests of the Feeder Funds sold to the public.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     No persons have been directly or indirectly employed, retained or are to be compensated by or on behalf of the Master Fund to make solicitations or recommendations in connection with the Offer to Purchase.
ITEM 10. FINANCIAL STATEMENTS.
     (a) The Master Fund’s financial information for the period ended March 31, 2010 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the report filed with the SEC on June 8, 2010 for the Master Fund (File number 811-21814). Copies of the financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Master Fund at (800) 239-0418.

     (b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.
     (b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.
ITEM 12. EXHIBITS.
(a)	(1) (i)	Offer to Purchase.

	(ii)	Form of Letter of Transmittal.

	(iii)	Letter to Members.

	(2) - (4)	Not applicable.

	(5) (i)	Audited Financial Statements of PNC Absolute Return Master Fund, LLC by Deloitte & Touche LLP for the period ended March 31, 2010 are incorporated by reference to the Master Fund’s Annual Report as filed on Form N-CSR with the Securities and Exchange Commission on June 8, 2010 (File number 811-21814).
(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PNC ABSOLUTE RETURN MASTER FUND LLC
By:	/s/ Kevin A. McCreadie
	Name:	Kevin A. McCreadie
	Title:	President

September 10, 2010

EXHIBIT INDEX
EXHIBIT
(a) (1) (i)	Offer to Purchase.

(a) (1) (ii)	Form of Letter of Transmittal.

(a) (1) (iii)	Letter to Members.